Exhibit 99.1
(ASX CODE: SGM) (NYSE SYMBOL: SMS)
8 February 2010
Sims Metal Management Limited
FY10 Half Year Results Briefing
Conference Call
Sims Metal Management Limited will release its FY10 half year results to:
•	Australian Securities Exchange on the morning of Thursday, 18 February 2010; and

•	New York Stock Exchange on the evening of Wednesday, 17 February 2010.
Sims Metal Management Limited will present the results via Conference Call and webcast. You will have the ability to listen to the briefing, as well as ask questions, via the Conference Call.
FY10 First Quarter Results Briefing

FROM AUSTRALIA
Date:	18 February 2010
Time:	9:00 am (Australian Eastern Daylight Time)

FROM UNITED STATES
Date:	17 February 2010
Time:	4:00 pm (Central Daylight Time) / 5:00 pm (Eastern Daylight Time)
Live Q&A’s – via Conference Call
Questions will be taken at the conclusion by way of Conference Call - Dial in numbers for the Conference Call are as follows:
•	Australia - 1800 148 258

•	United States - 1866 586 2813

•	International - +61 2 8524 6650

•	Conference ID - 48405949
If you wish to participate via the Conference Call you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing.
Live and Archived Audio Webcast
Live and archived Audio Webcast with slides will be available through our website. Please click on the link at http://www.simsmm.com.
For further information contact
Daniel Strechay
Communications & Public Relations Manager
Tel: +1 212 500 7430